Filed by Plains Exploration & Production Company Pursuant to Rule 425

of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

The following presentation was made by Plains Exploration & Production Company on February 19, 2004:

P L A I N S E X P L O R A T I O N & P R O D U C T I O N C O M P A N Y

Investor Presentations February 2004

N Y S E : P X P w w w . p l a i n s x p . c o m

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. These risks and uncertainties include, among other things, uncertainties inherent in the exploration for and development and production of oil & gas and in estimating reserves, unexpected difficulties in integrating Nuevo’s operations into ours, unexpected future capital expenditures, general economic conditions, oil and gas price volatility, the success of our risk management activities, competition, regulatory changes and other factors discussed in PXP’s filings with the Securities and Exchange Commission.

Forward Looking Statements

PXP and Nuevo will file a joint proxy statement/prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding PXP, Nuevo and the acquisition. A definitive joint proxy statement/prospectus will be sent to security holders of PXP and Nuevo seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and Nuevo with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, TX 77002, Attention: Joanna Pankey; telephone: (832) 239-6000; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to Nuevo) may also be obtained for free from Nuevo by directing such request to: Nuevo Energy Company, 1021 Main Street, Suite 2100, Houston, Texas 77002 Attention: Barbara Forbes; telephone: (713) 374-4870; e-mail: forbesb@nuevoenergy.com.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed. Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed.

PXP / NEV Combination Summary

On February 12, 2004 we announced the proposed acquisition of Nuevo Energy Company Total transaction value of approximately $945 million implies a $4.54 / boe proved reserve valuation

Plains Exploration & Production Profile Nuevo Energy Company Profile

Equity Capitalization—$mm $641 Equity Capitalization—$mm $564

Firm Value—$mm $1,144 Firm Value—$mm $955

Proved Reserves (MMBOE) 281 Proved Reserves (MMBOE) 208

Core Areas of Operations California, East Texas, Core Areas of Operations California, West Texas,

Gulf Coast Republic of Congo

Key Attributes Large drilling inventory Key Attributes Strong free cash flow

Long reserve life Long reserve life

Identified organic growth Upside opportunities

Transaction Overview

Terms Description

Form of Consideration 100% stock-for-stock tax-free merger

Ownership 53% PXP shareholders/47% Nuevo

shareholders

Exchange Ratio 1.765 PXP shares for each Nuevo share

Governance 5 PXP directors/2 Nuevo directors

Management Existing PXP Management

Other Terms Break-up fee/transaction expenses reimbursed

in the event of deal termination

Approvals Required Regulatory and shareholders of both

companies

Timing 90-120 days

Strategic Rationale

Cash flow accretive to PXP stockholders

Significant cost savings

Diverse exploitation inventory for growth

Increased free cash flow

Complementary assets and operational synergies

Strengthened production profile/reserve base

Enhanced credit profile and financial flexibility

PXP Pro Forma Operating Areas

14 MMBOE

PXP Nuevo

396 MMBOE

75 MMBOE

Illinois

San Juan

Mid-Continent

Permian Basin

East Texas

4 MMBOE

South LA

South TX

Pro Forma Reserve Profile

Proved reserves (MMBoe) 489

% oil 83%

% proved developed 71%

Strengthened Reserve Base

Increases        % proved developed reserves Optimizes R/P ratio

PXP – 12/31/03 NEV—12/31/03 Pro Forma – 12/31/03

PUD

PUD PUD

29%

11%

42%

PD

PD PD

58% 89%

71%

Proved reserves : 281 Mmboe Proved reserves : 208 Mmboe Proved reserves : 489 Mmboe

Reserve Life – 12/31/03 (years) Oil as a        % of Total Proved Reserves – 12/31/03

19.8

87%

15.8 83%

81%

11.7

PXP NEV Pro Forma PXP NEV Pro Forma

Complementary Asset Bases

California

Arroyo Grande

Pt. Pedernales

Pt. Arguello & P-0451 E/2 (Rocky Point)

Dos Cuadras E. Dos Cuadras Pitas Point Carpinteria

Cymric Hanford So. Belridge Monument Junction

Mount Poso

Buena Vista Midway Sunset

Santa Clara Hueneme

Belmont Huntington Beach Beta

Inglewood, San Vincente, E. Beverly Hills & Montebello

Significant PXP areas of activity Significant NEV areas of activity Oil fields 0

Key Growth Contributors –Diverse Project Inventory

PXP:

Inglewood Deep

Breton Sound

Point Arguello

Nuevo:

Cymric

Midway–Sunset

Belridge

California OCS

Pakenham

Identified Synergies

Significant cost savings due to corporate and operational overlap

Expected synergies are in-line with other recent E&P transactions

$20mm of identified, pre-tax synergies to be achieved through the consolidation of corporate operations in Houston, without significantly increasing PXP’s current overhead

Combined operational expertise and core area overlap in California provides for additional operational synergies

Financing Strategy and Transaction Merits

Financing Strategy Key Financial Merits

Increase borrowing base to Immediately accretive to

$500mm+ PXP’s CFPS

Seek credit rating upgrade Enhanced credit profile as

Use free cash flow to all key credit statistics will

accelerate growth and improve

reduce debt

Significant free cash flow

Consider calling $150mm 9 after funding sizeable

3/8% notes in 2005 growth capex program

Expand hedging with puts Improves all-in cash costs

and collars

Cash Flow Accretive

$            in millions, except per share amounts

2004E

Current PXP DCF—$mm (consensus – pre-announcement)1 $ 152

Current NEV DCF—$mm (consensus – pre-announcement)1 165

Estimated Synergies (tax adjusted @ 10% cash tax rate) 18

Pro Forma PXP DCF—$mm 336

PXP Diluted S/O (3Q 10Q) 40.7mm

PXP Shares Issued (press release) 37.4mm

Pro Forma PXP Shares 78.1mm

Current PXP CFPS1 $ 3.74

Pro Forma PXP CFPS1 $ 4.30

Accretion 15%

1 Based on analyst published information, the company does not hereby adopt such information

Enhanced Credit Profile

Key Credit Benefits

- Significantly strengthened balance sheet and credit ratios
  - Debt / PD BOE
  - Debt / EBITDA
  - Debt / capitalization
- Strong projected free cash flow
  - Visibility due to hedged volumes
  - Ability to simultaneously fund growth capital and repay debt to continue strengthening the pro forma company's credit profile
- Increased scale
  - PD reserves of 349 MMBOE
  - Equity value over $1.0bn

Improved Credit Statistics as of 9/30/03



PXP
PF
59%
49%
2.7x
2.4x
$3.08
$2.60
Debt / cap
Debt / Q3 annualized EBITDAX
Debt / PD Boe

Note: Q3 annualized EBITDA includes $20mm of synergies

Ratings Agency Announcements

- Moody's – Review for Upgrade
- S&P – Credit Watch Positive
- Fitch – Watch Positive

PXP

Increased Financial Flexibility

PXP PXP NEV Adjustments Pro Forma

Facility Availability:

Borrowing Base—$mm $403 $200 $500+

Less: O/S (9/30/03)—$mm (226) (26) (15) (267)

Availability—$mm $177 $174 $233

Cash Flow Summary:

2004 Consensus DCF—$mm

(pre-announcement) 1 $152 $165 $18 $336

Announced Capex-$mm (238)

(mid-point of guidance) (170) (68)

Implied Cash Flow- $mm

(before W/C)1 ($18) $97 $98

1 Based on analyst published information, the company does not hereby adopt such information

Pro Forma Hedge Summary

Production Instrument Average

Period Type Daily Volumes Price

1H.04

Crude Oil Swap 38,150 BOPD $ 24.83

Crude Oil Three Way Collar 8,000 BOPD $19.28—$24.00—$ 31.00

Natural Gas Swap 35,500 MMBtu/d $ 4.60

Natural Gas Collar 20,000 MMBtu/d $4.00—$ 5.15

Natural Gas Collar 10,000 MMBTu/d $4.75—$ 5.67

2H.04

Crude Oil Swap 38,900 BOPD $ 24.92

Crude Oil Three Way Collar 8,000 BOPD $19.28—$24.00—$ 31.00

Natural Gas Swap 32,500 MMBtu/d $ 4.50

Natural Gas Collar 20,000 MMBtu/d $4.00—$ 5.15

Natural Gas Collar 10,000 MMBTu/d $4.75—$ 5.67

2005

Crude Oil Swap 27,750 BOPD $ 24.57

Natural Gas Swap 8,125 MMBtu/d $ 4.61

2006

Crude Oil Swap 15,000 BOPD $ 25.28

2004 Oil Hedging Summary (based on midpoint of guidance)

• Approximately 72% of projected oil production is hedged •60% is swapped at a wtd. avg. price of $24.83/bbl •12% is covered by a three-way collar with $19.28-$24.00-$31.00/bbl pricing terms

2004 Gas Hedging Summary (based on midpoint of guidance)

• Approximately 49% of projected gas production is hedged •25% is swapped at a wtd. avg. price of $4.50/mmbtu •23% is covered by collars with wtd. avg. floor and ceiling prices of $4.25 and $5.32/mmbtu, respectively

Summary Guidance

	PXP	Pro Forma(1)
Reserves (12/31/03):		
Proved Reserves (MMBOE)	281	489
% Oil	81%	83%
% Proved Developed	58%	71%
Estimated Sales Volumes		
Barrels of oil equivalent - MBOE	13,400-14,500	30,400-32,500
MBOE PER DAY	36.5-39.5	83.1-88.8
% Oil & Liquids	60%	75%
% Gas	40%	25%
Estimated Oil Price differential to NYMEX - $/Bbl	$4.15 - $4.65	$4.54 - $5.03(3)
Estimated Gas Price differential to Henry Hub - $/MMBTU	($.05) - $.05	$0.19-$0.30
Operating Costs per BOE		
Lease Operating Costs	$6.00 - $6.50	$7.38-$7.89
Production & Other Taxes	$1.00 - $1.20	$0.61-$0.78
Gathering & Transportation	$0.30 -$0 .37	$0.13-$0.16
DD&A	$4.30	$4.70 - $4.90
General & Administrative per BOE (2)		
Recurring G&A Expense per BOE	$1.55 – $1.70	$1.25 - $1.50
Noncash Compensation Expense	$.30 - $.35	$.11 - $.13
Capital Expenditures ($ in thousands)	$163,000 - $177,000	$228,000 - $247,000

(1) Incorporates Nuevo guidance issued 2/12/04.

(2) PXP's G&A does not include expenses related to outstanding stock appreciation rights (SARS). 2003 results will include expenses related to changes in the market price of common stock versus the average price of SARS and cash paid upon exercise in excess of amounts previously expensed. In addition, no cost savings resulting from the merger are assumed in the pro forma estimates.

(3) Pro forma oil price differentials based on $25.00 per boe NYMEX due to percentage based contracts.

PXP

Transaction Rationale

Cash flow accretive to PXP stockholders

Significant cost savings

Diverse exploitation inventory for growth

Increased free cash flow

Complementary assets and operational synergies

Strengthened production profile/reserve base

Enhanced credit profile and financial flexibility

INVESTOR NOTICES

This document includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ combination and strategic plans, expectations and objectives for future operations. All statements included in this document that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed acquisition,

•	effective integration of the two companies,

•	reliability of reserve and production estimates,

•	production expense,

•	future financial performance, and

•	other matters discussed in PXP’s and Nuevo’s filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, variability in the price received for oil and gas production, lack of availability of oil field goods and services, environmental risks, drilling and production risks, risks related to offshore operations, particularly in California, and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

PXP AND NUEVO WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE ACQUISITIONS. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF PXP AND NUEVO SEEKING THEIR APPROVAL OF THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING SUCH REQUEST TO: PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000; E-MAIL: JPANKEY@PLAINSXP.COM. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO NUEVO) MAY ALSO BE OBTAINED FOR FREE FROM NUEVO BY DIRECTING SUCH REQUEST TO: NUEVO ENERGY COMPANY, 1021 MAIN STREET, SUITE 2100, HOUSTON, TEXAS 77002 ATTENTION: BARBARA FORBES; TELEPHONE: (713) 374-4870; E-MAIL: FORBESB@NUEVOENERGY.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION WILL BE CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT IS FILED.